

February 8, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile @ (713) 626-7549</u>

Kevin P. Delaney
Senior Vice President – General Counsel and Secretary
Quanex Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

Re: **Quanex Building Products Corporation**
        Form 10
        Filed on: January 11, 2008
        File No.: 001-33913

        Quanex Corporation
        Preliminary Proxy Statement on Schedule 14A – Amendment No.1
        Filed on January 30, 2008
        File No.: 001-05725

Dear Mr. Delaney:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement

General

1. Please include an "Interest of certain persons in or opposition to matters to be acted upon" in the forepart of the document if any executive officers or directors will receive any benefits or remuneration not received by other shareholders in connection with the spin-off. See Item 3 of Schedule 14C.

2. We note your statement that the shares of Quanex Building Products Corporation common stock have been authorized for listing and will trade under the symbol " " on the NYSE. Please confirm that the shares will in fact be authorized for listing before you mail the information to your shareholders, or revise the statement to indicate that you have applied for listing under the designated symbol.

3. Please provide us with your analysis that determined the proposed transactions between Quanex Corporation and Quanex Building Products Corporation should be reflected as a reverse spin-off pursuant to EITF 02-11.

4. Please explain to us how and why you determined that audited financial statements of the separate legal spinee, Quanex Building Products Corporation, including related MD&A disclosures, are not required to be included in the Form 10.

Summary, page 1

Summary of the Transactions, page 3

5. Please disclose why no shareholder vote is required for the spin-off. Further, explain to the shareholders that as disclosed in the proxy statement soliciting the shareholders' vote in connection with the Quanex/Gerdau merger, the spin-off is a condition to such merger.

6. Please quantify the costs associated with the contemplated transactions to be borne by Quanex Building Products, and the amount of debt you will assume or incur to cover these costs and for working capital as a stand-alone company.

7. Please consider adding to the Summary of the Transactions information relating to the management and operations of the company after the transactions, such as, but not limited to, the management of the company, termination or cancellation of the Distribution Agreement, departures of any significant employees.

<u>Risk Factors, page 10</u>

8. We note that some of the risk factors address similar areas of concern. For example, the fifteenth and the nineteenth risk factors discuss the importance of developing new technology to remain competitive and the challenges associated therewith. Please revise to combine them or eliminate any redundancies.

9. Tell us what consideration you have given to including as risk factors (i) failure to obtain the credit line and its effect on your ability to operate as a stand-alone company; and (ii) restrictions that the credit line will impose on your ability to complete acquisitions which you identify as a key element to your strategy (see page 2).

    <u>We cannot predict the prices at which our common stock may trade . . ., page 10</u>

10. You list "overall market fluctuations; and general economic conditions" as factors which may affect the price of your common stock. Since the purpose of this section is to list material current risks and their specific impact on you and your business, please remove generic risk factors which may impact any publicly traded company.

    <u>We have no operating history as a separate company . . ., page 11</u>

11. Where possible, please provide quantitative information to enable investors assess the magnitude of the risk, including, but not limited to, (i) costs of operating as a stand-alone company; (ii) the amount of the tax liability exceeding the provisions made in connection with the contemplated transactions to the extent such amount would have a material impact on the business; (iii) costs relating to replacement of services in the event of termination of the Transition Services Agreement; and (iv) other specific costs of which you are aware that would cause your historical pro forma financial information not to be representative of the results you would have achieved as a separate publicly-traded company, or that may cause this information not to be indicative of future results.

    <u>Flaws in the design or manufacture of our products could cause future product liability . . ., page 15</u>

12. Please quantify the risk based on prior operating history. To the extent that this is not a current material risk, please remove.

Our goodwill and indefinite-lived intangible assets may become impaired . . ., page 15

13. Identify the risk at the beginning of your discussion and describe why it is currently material to your business. Simplify your disclosure by providing a more concise description of your current accounting treatment.

We may not be able to protect our intellectual property, page 15

14. You state that one of the risks your business faces is the invalidation, circumvention or challenges of your patents. We note that in your business discussion in page 54, you also state that your business does not generally rely on patent protection with the exception of vinyl extrusion and window sealant business units. Please quantify such risk to provide a more balanced disclosure.

15. You make reference to "… the laws of some countries…" which do not provide the same level of protection to your proprietary rights. Please identify such countries where a material level of risk exists.

The Distribution, page 17

Reasons for the Spin-Off, page 17

16. Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led the Parent's board to approve the separation of the building products business from the vehicular business, and recommend that the company be spun-off as a stand-alone public company. Discuss the extent to which the spin-off has been driven by the board's desire to sell the Vehicular Products Group and the likelihood that such a transaction would also involve the Building Products Group. Further, please identify the outside advisors to Parent and the company. In addition, please address what consideration the Parent's board gave to the allocation of assets, liabilities, rights and indemnifications between the Parent and the company in connection with the Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement and the Employee Matters Agreement. We note that in the overview section of "Our Relationship with Quanex Corporation After the Distribution" discussion, page 83, such agreements were not negotiated at arms' length and may not reflect terms that would be negotiated between independent parties.

The Separation of the Building Products Group from Quanex Corporation, page 17

17. To the extent applicable, please disclose if the asset transfer has resulted or is expected to result in the loss of any significant customers or contracts.

Manner of Effecting the Distribution, page 18

18. In the second paragraph, please disclose that the spin-off is a condition to the closing of the Quanex/Gerdau merger.

Results of the Distribution, page 18

19. In accordance with Item 201(b)(1) of Regulation S-K, please provide the approximate number of holders of common stock as of the distribution date.

Distribution Conditions and Termination, page 19

20. In the last bullet point, please list the material approvals and consents necessary to consummate the distribution. See Item 14(b)-5 of Schedule 14A.

Dividend Policy, page 20

21. Please provide investors with additional quantified information to enable them to assess your ability to pay the proposed dividend after the spin-off.

Note (1) to Unaudited Pro Forma Consolidated Statements of Income, pages 23, 25 and 27

22. We note the estimated loss that will be incurred due to the assumed cash settlement of the convertible debt. Please demonstrate to us how you determined that the conversion provision is not required to be bifurcated and accounted for in accordance with SFAS 133. In light of your current accounting for the conversion feature, it appears to us that the current disclosures in MD&A and the table of contractual obligations should be revised to adequately disclose and discuss the expected impact of and cash requirements necessary to satisfy the convertible debt.

Note (2) to Unaudited Pro Forma Consolidated Statements of Income, pages 23, 25 and 27

23. In regard to the adjustments to cost of sales, please reconcile the LIFO amounts to the related amounts disclosed in MD&A and to the related pro forma balance sheet adjustment. In regard to the adjustments to SG&A, please provide additional disclosures regarding the specific nature of the adjustments and explain why they are factually supportable.

Note (1) to Unaudited Pro Forma Consolidated Balance Sheet, page 29

24. In order to increase transparency, please separately present the impact of each estimated "true-up" contemplated by the various transaction agreements. Please also ensure that the impact of these transactions is separately presented in your sensitivity analysis.

Business of Quanex Building Products Corporation, page 52

Our Company, page 52

25. You state that you are a technological leader in the production of, among others, aluminum flat-rolled products. Please provide the factual basis for making such assessment.

26. Please provide a brief description of the general development of the business during the past five years. See Item 101(a) of Regulation S-K. Further, please include a summary of any material acquisitions or dispositions which have had an impact on the business.

Our Business, page 52

27. We note the presentation given by Mr. Raymond Jean at the Sidoti Emerging Growth Institutional Investor Forum on January 23, 2008, as filed by Quanex Corporation on Form 8-K dated January 22, 2008. On page 12 of the presentation you list a number of recent product launches such as Mikron's composite window profiles, Homeshield's Tru-Defense door component, etc. Please include in your business discussion a disclosure related to such recent product launches, if material, as required by Item 101(c)(1)(ii) of Regulation S-K.

28. You state that you maintain minimal levels of finished goods inventories and that you typically manufacture products upon order to customer specifications. Please explain your industry practices related to the working capital items. See Item 101(c)(1)(vi) of Regulation S-K. In particular, please explain how you finance large custom orders, including, but not limited, to whether you receive any down payments on such orders, and to the extent that these payments are not sufficient to fund the costs associated with these orders, whether you use working capital and bank borrowings to finance the cash requirements.

Raw Materials and Supplies, page 53

29. Please describe the material terms of any material sole sourcing arrangements and file them as exhibits to the extent required by Item 601(b)(10) of Regulation S-K.

Competition, page 54

30. Please disclose your competitive position in the market and indicate who your main competitors are, if one or a small number are dominant in your industry.

Environmental Matters, page 55

31. We note your discussion in the seventeenth risk factor related to the safety of your workers and the hazards of your manufacturing processes. As such, please let us know what consideration you have given to a discussion regarding compliance with the rules and regulations relating to worker safety and the environment and the effect that such compliance has on your business.

Legal Proceedings, page 57

32. Please revise your disclosure to clarify if you are a party to any legal proceedings that could have a material adverse effect on your cash flows or results of operations.

Management, page 58

Executive Officers and Directors, page 58

33. Please explain why Messrs. Thomas Brackmann, August J. Coppola and David Wemmer are not included in your discussion. We note that on page 17 of the Sidoti Emerging Growth Institutional Forum presentation, you list these individuals as part of your management team.

34. Please state the date when the directors, other than Mr. Jean, were elected on the board of directors.

Directors Compensation, page 61

35. You state that the restricted stock units vest immediately upon issuance on October 31st, however, they remain restricted until the director ceases to serve in such role. Please clarify your disclosure to better explain the restricted nature of such stock units.

36. We note that some of your compensation plans are also designed to reward directors for services to the company (for example, we note your discussion regarding the Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans, page 75). Please ensure that all director

compensation information is disclosed in accordance with the terms of Item 402(k) of Regulation S-K.

Executive Compensation, page 62

37. We note that you have not provided information as to compensation paid before the spin-off, and you are therefore treating the spin-off as the IPO of Quanex Building Products for purposes of the executive compensation disclosure. Please see our telephone interpretations regarding disclosure of executive compensation in a spin-off, including in particular paragraph 1.01 of Item 402 interpretations, and give us your analysis whether prior compensation should be disclosed.

Compensation Philosophy, page 62

38. Please identify your key business drivers. Please refrain from using generic or boilerplate language such as when you refer to "consistently high corporate performance." See Instruction 3 to Item 402(b) of Regulation S-K.

39. Your disclosure should clearly outline the objectives of your compensation programs, what the program is designed to reward and why you are paying each element of such program. See Items 402(b)(1)(i), (ii) and (iv) of Regulation S-K. So far you identify return on invested capital and retention of valuable employees as the only elements of your compensation program. Please provide a more comprehensive analysis of the substance of the compensation decisions.

40. Indicate whether you have, or anticipate adopting, any policies for allocating between long-term and currently paid-out compensation and any policies for allocating between cash and non-cash compensation. See Items 402(b)(2)(i) and (ii) of Regulation S-K.

Competitive Position, page 63

41. Please explain the nature and the extent of the compensation committee's discretion in making compensation decisions which vary from the comparative market analysis.

Program Overview, page 64

42. You disclose that you will consider movement of salary in the market, as well as your financial results from the prior year before determining appropriate salary adjustments. Please disclose whether any consideration will be given to lowering salaries in the future, given that the executives will no longer work on the vehicular business.

Long-Term Incentive Compensation, page 65

43. Please revise your disclose to fully address the requirements of Item 402(b)(1)(v) of Regulation S-K. For example, please provide what percentage of the compensation package each element of compensation represents.

Executive Benefits, page 66

44. Please expand your discussion by identifying each element of the executive benefits provided to your executive officers, including perquisites and other personal benefits totaling $10,000 or more.

Employment Agreements and Potential Payment Upon Termination or Change in Control, page 68

Severance Agreements, page 69
Change in Control Agreements, page 69

45. Identify the portion of stock options or awards that fully vest or accelerate vesting upon termination or a change in control event.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans, page 75

2008 Omnibus Incentive Plan, page 75

46. You state that the executive committee has the exclusive authority to select the participants to whom awards may be granted. Disclose whether the committee will adopt guidelines or policies that will help the compensation committee make such selection. If so, please list such guidelines or policies to the extent available. We make similar observations in your discussion regarding SAR awards and Restricted Stock (page 77).

Deferred Compensation Plan, page 80

47. Please provide information about the Management Incentive Plan. While you define such plan in the first paragraph of your discussion, information about this plan seems to be missing.

Our Relationship with Quanex Corporation After the Distribution, page 83
Distribution Agreement, page 83

Termination and Amendment of the Agreement, page 84

48. We note that Section 8.12 of the Distribution Agreement states that it can be terminated at the discretion of the Parent. Please revise your disclosure accordingly.

Transition Services Agreement, page 85

49. We note that you have not filed a finalized copy of the Transition Services Agreement since some of the information in the exhibits is blank. Please advise.

50. Identify the length of term the parties have agreed to provide transition services.

51. Disclose the payment terms and amounts as well as the services you are contractually obligated to perform for the benefit of the Parent.

Employee Matters Agreement, page 87

52. Include a disclosure regarding the terms of the non-compete clause in accordance with Section 3.4 of this agreement.

Change in Control Payments, page 88
Stock Option True-up Payments, page 88

53. Please explain how the amounts of $2.8 million related to change in control payments and $40.6 million related to option cancellation payments were determined.

Security Ownership of Certain Beneficial Owners and Management, page 89

54. Please clarify whether the beneficial ownership table includes any securities required to be listed pursuant to Rule 13d-3(d) of the Exchange Act.

Note 1. Organization and Significant Accounting Policies, page F-8
General

55. We note from your disclosure on page 51 that you utilize derivative instruments to protect your cost of sales from the effects of changing prices of aluminum. Please revise your disclosure to include a discussion of your accounting policy for these instruments.

Note 12. Industry Segment Information, page F-31

56. We note that three of your operating divisions have been aggregated into the Engineered Building Products reportable segment. Given recent market declines, please provide us a comprehensive analysis of how you considered the criteria outlined in paragraph 17 of SFAS 131 in determining that these operating segments can be aggregated.

Form 10

Exhibits

57. In your amended filing, please include as exhibits copies of the severance agreements and change in control agreements with your named executive officers.

Quanex Corporation
Preliminary Proxy Statement on Schedule 14A – Amendment No.1

General

58. We note that this proxy statement is essentially seeking shareholder approval to dispose of a significant business. Please explain to us how and why you determined that unaudited financial statements of that business (Vehicular Products) and related pro forma financial statements are not required to be included in the Proxy Statement. Refer to Item 14(b)(1)(ii) of Regulation 14A.

59. To the extent applicable, please comply with our comments related to the Form 10.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patricia Armelin, Accountant, at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Martin F. Doublesin, Esq. via Facsimile @ (713) 651-5246
        Fulbright & Jaworski L.L.P.